MCK MINING CORP.
5 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

04012236

December 22, 2003

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C.
U.S.A. - 20549

SUPPL

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Attention: Office of Applications & Report Services

Dear Sirs:

Re: SEC. Exemption No. 82-3938

Please find enclosed a copy of the unaudited Interim Financial Statements for the nine months ended October 31st, 2003, for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

MCK MINING CORP.

Per: George A. Duguay

GAD/cd

Encl.

dlw 1/20

04 JAN -5 AM 7:21

BCSC

Form 51-901F

BRITISH COLUMBIA SECURITIES COMMISSION

MCK MINING CORP.
Form 51-901F
October 31, 2003

Issuer Details

NAME OF ISSUER	FOR THE QUARTER ENDED	DATE OF REPORT MM/DD/YY
MCK MINING CORP.	October 31, 2003	December 15, 2003

ISSUER ADDRESS					
56 Temperance Street, 4th Floor					
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.	
TORONTO	ONTARIO	M5H 3V5	(416) 361-0923	(416) 361-0737	
CONTACT NAME			CONTACT POSITION	CONTACT TELEPHONE NO.	
STEPHEN D. CASE			DIRECTOR	(416) 363-1613	
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS			
mckmining@msn.com		n/a			

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED MM/DD/YY
"STEPHEN D. CASE"	"STEPHEN D. CASE"	December 15, 2003
"RAY DUJARDIN"	"RAY DUJARDIN"	December 15, 2003
"H.M. GIEGERICH"	"H.M. GIEGERICH"	December 15, 2003
"WAYNE BEACH"	"WAYNE BEACH"	December 15, 2003
"JOHN PURKIS"	"JOHN PURKIS"	December 15, 2003
"R. STUART ANGUS"	"R. STUART ANGUS"	December 15, 2003

MCK Mining Corp.

Balance Sheets (Prepared by Management)

	October 31, 2003 (Unaudited)	January 31, 2003 (Audited)
Assets		
Current		
Cash and short term deposits	$ 39,978	$ 216,723
Accounts receivable and sundry	4,429	4,075
	44,407	220,798
Resource properties	2,323,552	2,287,766
	$ 2,367,959	$ 2,508,564
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$ 13,019	$ 19,020
Due to director (Note 3)	28,916	28,916
	41,935	47,936
Shareholders' equity		
Share capital (Note 2)	11,574,873	11,574,873
Contributed surplus	807,888	807,888
	12,382,761	12,382,761
Deficit	(10,056,737)	(9,922,133)
	2,326,024	2,460,628
	$ 2,367,959	$ 2,508,564

Responsibility for Financial Statements

The accompanying financial statements for MCK Mining Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the January 31, 2003 audited financial statements. Only changes in accounting policies have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

MCK Mining Corp.

Statements of Loss and Deficit (Prepared by Management)
(Unaudited)

	Three Months Ended October 31, 2003	Three Months Ended October 31, 2002	Nine Months Ended October 31, 2003	Nine Months Ended October 31, 2002
Expenses				
General and administrative	$ 45,489	$ 54,113	$ 134,604	$ 190,565
	45,489	54,113	134,604	190,565
Net loss for the period	(45,489)	(54,113)	(134,604)	(190,565)
Deficit, beginning of period	(10,011,248)	(9,810,979)	(9,922,133)	(9,674,527)
Deficit, end of period	$ (10,056,737)	$ (9,865,092)	$ (10,056,737)	$ (9,865,092)

Statements of Cash Flows (Prepared by Management)
(Unaudited)

	Three Months Ended October 31, 2003	Three Months Ended October 31, 2002	Nine Months Ended October 31, 2003	Nine Months Ended October 31, 2002
Cash flows provided by (used in)				
Operating activities				
Net loss for the period	$ (45,489)	$ (54,113)	$ (134,604)	$ (190,565)
Adjustments to reconcile net loss to net cash provided by operating activities				
Changes in non-cash working capital balances				
Accounts receivable	7,930	10,169	(354)	562
Accounts payable and accrued liabilities	(1,477)	(5,682)	(6,001)	(27,660)
	(39,036)	(49,626)	(140,959)	(217,663)
Investing activities				
Resource properties	(9,640)	(15,118)	(35,786)	(133,378)
Financing activities				
Issue of share capital, net of issue costs	-	-	-	500,000
Change in cash and short term deposits	(48,676)	(64,744)	(176,745)	148,959
Cash and short term deposits, beginning of period	88,654	346,411	216,723	132,708
Cash and short term deposits, end of period	$ 39,978	$ 281,667	$ 39,978	$ 281,667

MCK Mining Corp.
Notes to Financial Statements (Prepared by Management)
Nine Months Ended October 31, 2003
(Unaudited)

1. Accounting Policies

The management of MCK Mining Corp. (the "Company") have prepared these financial statements for the nine months ended October 31, 2003, in accordance with Canadian generally accepted accounting principles. These financial statements should be read in conjunction with the January 31, 2003 audited financial statements.

The disclosure in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended October 31, 2003, are not indicative of the results that may be expected for the full year ending January 31, 2004.

2. Share Capital

(a) Authorized
Unlimited number of common shares - one vote per share
Unlimited number of non-voting special shares

The non-voting special shares may be issued in series with rights and privileges to be determined by the directors.

(b) Issued

Common shares	Number of Shares	Amount
Balance, beginning and end of period	18,806,192	$ 11,574,873

(c) Directors', Officers' and Employees' Stock Options
The continuity of the granted and exercisable options for the period ended October 31, 2003 are as follows:

	Options	Weighted Avg Ex. Price
Balance, beginning of the year	1,475,000	$ 0.60
Expired	(450,000)	0.41
Cancelled	(150,000)	0.80
Balance, end of the period	875,000	$ 0.66

As at October 31, 2003, the following were the stock options outstanding:

Number Outstanding	Exercise Price	Expiry Date
200,000	$ 0.70	March 25, 2004
325,000	0.80	May 11,2004
350,000	0.50	June 14, 2007
875,000		

2. Share Capital (Continued)

During the period, 450,000 options to purchase common shares of the Company expired. Details of the expired stock options are as follows:

300,000 options at an exercise price of $0.35
100,000 options at an exercise price of $0.60
50,000 options at an exercise price of $0.50

An additional 150,000 options with an exercise price of $0.80 per share were cancelled during the period.

During the nine months ended October 31, 2003, no options were issued to employees or directors of the Company, therefore no adjustment to the earnings of the Company was required.

3. Due to Director

The amount due to director is non-interest bearing and has no specific terms of repayment.

4. Basic and fully diluted loss per share

The basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Fully diluted loss per share, which reflects the maximum possible dilution from the potential exercise of outstanding stock options, is the same as basic loss per share. The conversion of stock options was not included in the fully diluted loss per share calculation since the conversion would be anti-dilutive.

The following table sets out the calculation for loss per share:

	Three Months Ended October 31, 2003	Three Months Ended October 31, 2002	Nine Months Ended October 31, 2003	Nine Months Ended October 31, 2002
Numerator:				
Loss for the period	$ (45,489)	$ (54,113)	$ (134,604)	$ (190,565)
Denominator:				
Average number of common shares outstanding	18,806,192	18,806,192	18,806,192	18,806,192
Basic and diluted loss per share	$ 0.00	$ 0.00	$ 0.01	$ 0.01

5. Income Taxes

The Company's provision for income taxes is summarized as follows:

	Three Months Ended October 31, 2002	Three Months Ended October 31, 2001	Nine Months Ended October 31, 2003	Nine Months Ended October 31, 2002
Net loss for the period	$ (45,489)	$ (54,113)	$ (134,604)	$ (190,565)
Expected income taxes recoverable at statutory rates	(18,478)	(23,334)	(54,676)	(82,172)
Estimated taxable temporary differences valuation allowance	18,478	23,334	54,676	82,172
Provision for income taxes	$ -	$ -	$ -	$ -

Estimated taxable income for the period ended is nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, refer to the January 31, 2003 audited financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

6. Related Party Transaction

The Company paid management fees to the president, who is a director of the Company, in the amount of $58,000. An additional $8,000 was accrued to a director of the Company.

The Company paid professional consulting fees of $8,450 to a director for services rendered.

MCK Mining Corp.
Notes to Financial Statements (Prepared by Management)
Nine Months Ended October 31, 2003
(Unaudited)

7. Subsequent Event

On December 12, 2003, the Company completed a non-brokered private placement offering of 10,000,000 special warrants of the Company at a price of $0.10 per special warrant. Each special warrant will be exercisable for no additional consideration for one common share of the Company. The special warrants, and the common shares issuable upon the exercise of the special warrants, are subject to a one-year hold period expiring December 12, 2004, unless the company files a qualifying prospectus prior to that date. The company is not obligated to file a prospectus to qualify the distribution of the underlying common shares, but intends to qualify such distribution in any prospectus filed by the company during the 12 months following the issuance of the special warrants.

Supplement to Financial Statements (Prepared by Management)
Nine Months Ended October 31, 2003
(Unaudited)

As of December 3, 2003 the following items were outstanding:

i) Common shares
18,806,192

ii) Stock Options

Number Outstanding	Exercise Price $	Expiry Date
200,000	$ 0.70	March 25, 2004
325,000	0.80	May 11,2004
350,000	0.50	June 14, 2007
875,000		

See Note 7 for other items

MCK MINING CORP.
Form 51-901F, Schedule B: Supplementary Information
October 31, 2003

For the current year-to-date period

1. Analysis of expenses and deferred costs

RESOURCE PROPERTIES

	Martison Project $
Balance, January 31, 2003 (audited)	2,287,766
Geological and engineering studies	35,721
District office	1,741
Miscellaneous	(1,676)
Balance, October 31, 2003 (Unaudited)	2,323,552

GENERAL AND ADMINISTRATIVE

Accounting and Corporate services	9,180
Director fee	4,000
Rent	10,204
Legal and audit	7,634
Transfer Agent Fees	4,926
Shareholders' Information	6,124
Travel	9,419
General and office	8,931
Listing fees	6,908
Bank charges	227
Consulting fees	67,051
	134,604

2. Analysis of related party transactions

See Note 6 in the October 31, 2003 unaudited financial statements

3. Summary of securities issued and options granted during the period

(a) Summary of securities issued during the period

Date of Issue	Type of Security	Type of Issue	Number #	Price $	Total $	Proceeds $	Type of consideration	Commission Paid $

None

BCSC

3. Summary of securities issued and options granted during the period (Continued)

(b) Summary of options granted during the period

Date	Number	Name of Option	Exercise Price $	Expiry Date

None

4. Summary of securities as at the end of the reporting period

(a) Description of share capital

Unlimited number of common shares - one vote per share
Unlimited number of non-voting special shares

(b) Number and recorded value of share capital

18,806,192 common shares valued at $11,574,873

(c) Summary of options and warrants at period end

Options

See Note 2(c) in the October 31, 2003 unaudited financial statements

Warrants

None

(d) Number of shares in each class of shares subject to escrow or pooling agreements

None

5. List of names of the directors and officers

Stephen D. Case	President
Wayne Beach	Director
Ray Dujardin	Director
H.M. Giegerich	Director
Glen Magnuson	Director
George Duguay	Secretary

MCK MINING CORP.

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

The Company's business consists of acquiring and developing mineral and natural resource properties. The Company has a 50% interest in the Martison Lake Project by accumulating exploration and development expenditures of $1,334,000. The Company's primary focus has been the advancement and development of the Martison Lake Project.

Martison Lake Project

Located approximately 60 km north of Hearst Ontario, the project's objective is to develop an open-pit mine and mill which will supply phosphate concentrate to a chemical plant producing phosphoric acid, utilizing low-cost sulphuric acid from the base-metal smelters in northern Ontario.

Exploration Program

No diamond-drilling program was conducted on the Martison deposit during the first nine months of 2003. The company conducted studies to determine the best course of action for the Project.
All project claims are in good standing and sufficient expenditures have been made on the property to enable the claims to remain in good standing throughout 2003. The company and its Joint Venture partner applied for and were granted a 21-year renewable mining lease on the primary claim holding the Martison deposit in August 2002.

Exploration Results

There were no results to report during the nine months ending October 31, 2003. The last drill program results were announced in the company's press release dated May 28, 2002. The press release is available on the electronic filing system of Sedar under the "corporate filing" of MCK Mining Corp.

Future Developments

The Company anticipates having to do further work on the Martison Project. The timing of this work will depend on such factors as the conditions within the phosphate industry and marketplace, the ultimate economics of the project and the availability of funds. The Company is currently reviewing other projects and opportunities for future acquisition. As such the Company instigated a change in management as announced in the company's press release dated November 5, 2003. (See Subsequent Events below)

Related Party Transactions

- The Company accrued director's fees to one of its directors in the amount of $8,000 during the period ending October 31, 2003.
- In the nine months ending October 31, 2003 the Company paid management fees to the president, who is a director of the Company, in the amount of $58,000.
- In the nine months ending October 31, 2003 the Company paid professional fees of $8,450 to a director for services rendered.

These transactions are in the normal course of operations and are measured at the exchange value being the amount of consideration established and agreed to by the related parties.

General and administrative

Net loss for period ended October 31, 2003 was $134,604 as compared to a loss of $190,565 for the previous corresponding year. This was primarily due to the lowering of the president's management fee, audit costs and rent. The Company is in the development stage of operations; therefore, while working on the Martison Lake Project, all expenses on the statement of operations are for administrative purposes only. These expenses relate to accounting, legal and auditor fees, shareholder information, trust company and listing fees, office expenses, travel, consulting fees, management fees and administrative expenses. The expense breakdown can be found on Form 51-901F – Schedule B.

As of October 31, 2003, accounts payable and accrued liabilities of $13,019 were outstanding. The Company does not carry large payables and, as a result, management believes all obligations will be met when they come due.

Investor Relations

At this time the management of the Company conducts investor relations.

Liquidity and Solvency

As of October 31, 2003, the Company had $39,978 in cash and term deposits.

At this time, the Company had no operating revenues. The Company has raised funds in the past through equity financing and the exercise of options and warrants to finance its operations.

During the period ended October 31, 2003, the Company incurred $35,786 in deferred exploration costs to further develop the Martison Lake Project. As the company was conducting internal studies to determine the best course of action for the Martison Project, very little was charged to deferred exploration.

At October 31, 2003, MCK Mining Corp. had a working capital of $2,472. The company anticipates having to raise addition capital in order to fund the future development of the Martison Project and for working capital purposes. (See Subsequent Events below)

Management Synopsis

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to fully development the Martison Lake Project.

Subsequent Events

- On November 5, 2003, the Board of Director's announced the appointment of Mr. John Purkis as President, CEO and a director of the Company. In conjunction with the appointment of Mr. Purkis the Company announced a non-brokered private placement offering of up to 10,000,000 special warrants raising gross proceeds of up to $1,000,000.
- On December 4, 2003, R. Stuart (Tookie) Angus was appointed a Director of the Company.
- On December 12, 2003, the Company completed the previously announced private placement for aggregate proceeds of $1,000,000.